Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

Date: July 13, 2020

Top 10 FAQ’s for Employees

1. Why is this an exciting combination – and why are we doing this deal now?

•	This transaction enables us to stay ahead of analog market dynamics and position ADI for sustainable, profitable growth.

•	A combination with Maxim will strengthen our ability to bridge the physical and digital worlds by providing the building blocks to sense, measure, interpret, connect, and power the edge.

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Combining best-in-class technologies will enhance the depth of domain expertise and engineering capabilities from DC to 100GHz, nano to kilowatts and sensor to cloud, with 50,000+ SKUs. This will enable our company to offer more complete solutions and capture a larger share of a $60 billion total addressable market.

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Together, we will create disruptive innovation across multiple growth markets, including Advanced Vehicle Systems, 5G Communications, Data Centers, Industrial 4.0 and Digital HealthCare, while capitalizing on mega-trends faster and developing more complete solutions that will power our customers’ ability to make the world healthier, greener and safer.

2. Can you explain more about how and why the portfolios are complementary and what will the combined company will look like?

•	ADI and Maxim’s portfolios are highly complementary. For example,
o

Within automotive connectivity, our solid position in audio infotainment, like our A2B technology, complements Maxim’s leadership in video and safety serial link technology. Together, our automotive capabilities will power, connect and enhance the overall driving experience and truly showcases the complementarity of the combined portfolio.

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Within communications, most of you know ADI for our wireless capabilities – where we are the leader in RF signal chains. With Maxim, we will increase the scale and breadth of our wireline offerings and capabilities in carrier networks and data centers.

•	As a premier analog solutions provider, Maxim will enhance our technical collaboration capabilities to design more complete vertical solutions and systems for our customers.

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By deploying more complete solutions for our customers, we can accelerate disruptive innovation across multiple growth markets including Advanced Vehicle Systems, 5G Communications, Data Centers, Industrial 4.0 and Digital HealthCare.

3. What will happen to our LTC/our power business? Will we combine this business with Maxim’s power business, or will each remain a standalone?

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Overall, our LTC acquisition is exceeding our plans and we have identified additional areas of opportunity to unlock more value. We have nearly doubled our addressable market from $8B to $14B, creating the market leader across core technologies.

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We are excited about the additional strength Maxim’s portfolio and capabilities in Automotive will bring to ADI. Maxim’s leadership in video and safety serial link technology complements ADI’s strong position in audio infotainment. The combination will power, connect and enhance the overall passenger experience and truly showcases the complementarity of our combined portfolio.

•	Right now, it is too early to provide further information on how we will align our power businesses internally and we look forward to updating you on those plans in due time.

4. You talked about shared cultural DNA, can you tell us a little bit more about what you mean and why this is a good fit?

•	Combining ADI and Maxim brings together two leading analog companies with 90+ years of combined experience and a shared focus on innovation, engineering excellence and customer-centricity.

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It is our aspiration to be the destination where the world’s best hardware talent wants to work – we believe this combination will create a broadened set of opportunities for professional growth across our business, representing another important step forward in achieving our aspiration.

•	With more than 10,000 engineers under one roof and a combined $1.5 billion of R&D investment, we will continue to push the boundaries of innovation and deliver even better, more complete systems solutions for our customers – and, creating an environment where the brightest engineering talent can work on the most interesting and complex design challenges for our customers.

5. What can you tell us about the integration process: Will you be taking the best of both cultures?

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By having the best analog engineering talent under one roof, ADI will not only become a destination for the world’s most talented engineers, but the company will increase its prospect for growth as more customers turn toward ADI for this support.

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ADI has a strong track record of successful combinations. One key element that the prior and current transactions have in common, is the shared cultural DNA – rooted in innovation, engineering excellence and customer-centricity.

•	These are leading values and provide us with a robust basis to achieve a successful and seamless integration of our company and cultures.

•	Additionally, ADI’s continued focus on talent and culture has resulted in industry-leading retention rates following previous acquisitions, and we expect the same through this process as well.

6. Can we begin teaming-up with Maxim?

•	The transaction is subject to clearance by regulatory authorities and is not expected to close until the summer of 2021.

•	Until then, Maxim will remain a competitor of ADI and we shall continue business as usual in the marketplace as with any other competitor until closing.

7. With regard to any areas where we may have overlap with Maxim – what is the regulatory process for divestitures?

•	We are all committed to working together through the regulatory process and receiving necessary approvals.

•	It would be premature to speculate on the necessity of any divestitures at this point, but we will commit to keeping you informed as we move through the combination process.

8. What will this deal mean from an employment perspective? Will there by layoffs?

•	This combination is not expected to close before the summer of 2021, and it is too early to comment on specific employment or headcount changes.

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What we can say is that this combination is about building strength and positioning ADI for the future by enhancing the scale, depth and diversity of our business while continuing to deepen our focus on engineering excellence and customer centricity.

•	In the meantime, we must remain focused and committed on continuing to serve and innovate for our customers and delivering on our plans.

9. Can you tell us about what synergies exist and what this means for our footprint and facilities?

•	We remain highly committed to investing in our business, especially in R&D that will drive future innovation and growth.

•	While there will be some overlap through this combination, these are primarily expected at corporate level and it is still very early and too soon to comment on any specifics.

•	We do expect that this deal will increase ADI’s manufacturing footprint and will further diversify our front and back end supply chain, creating a more flexible model.

10. What should we tell our customers when they ask about this deal? How will it benefit them?

•	The combination will create tremendous value for our customers through an expanded R&D budget of $1.5+ billion and over 10,000 engineers with more than 90+ years of combined experience.

•	Joining forces with Maxim will also enable us to develop even better, more complete solutions, leveraging our combined portfolio to drive maximum customer benefits.

Additionally, this will expand our capabilities by combining our complimentary portfolios and best-in-class technologies from dc to 100ghz, nano to kilowatts & sensor to cloud.

•	As we work through the integration, our customers can expect that we will continue to deliver excellent customer service and there will not be disruption to service, order and supply.

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However, the transaction is subject to clearance by the regulatory authorities and is not expected to close until the summer of 2021. Until then, Maxim will remain a competitor of ADI and we shall continue business as usual in the marketplace as with any other competitor.

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Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic scope or product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their expected tax rate based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ADI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ADI or Maxim may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ADI and Maxim. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at [•].

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 29, 2019, which was filed with the SEC on August 21, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.